Exhibit 21.1

Sarcos Technology and Robotics Corporation.

List of Subsidiaries (as of December 31, 2022)

The following are the subsidiaries of Sarcos Technology and Robotics Corporation., omitting certain subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary:

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Orgaization
Sarcos Corp.	Utah
Sarcos Group LC	Utah
Rememdia LC	Utah
ZeptoVision, Inc.	Delaware
RE2 LLC	Delaware